September 13, 2019

Ken Kuick
Chief Financial Officer
Noodles & Company
520 Zang Street, Suite D
Broomfield, Colorado 80021

       Re: Noodles & Company
           Form 10-K for the Fiscal Year Ended January 1, 2019
           Form 10-Q for the Fiscal Quarter Ended July 2, 2019
           File No. 001-35987

Dear Mr. Kuick:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 1, 2019

Risk Factors
We may be harmed by breaches of security of information technology systems..., page 12

1. We note the disclosure here that you dedicate significant resources to preventing security breaches We also note that you "have experienced many attempts to compromise [y]our information technology and data" and you " may experience more attempts in the future."
       In light of the data breach that occurred in 2016 and resulted in payments made through the year ended January 1, 2019, it appears that cybersecurity risks may be material to your business. Please revise your Risk Factors section to discuss that cybersecurity incident and its consequences as part of the broader discussion of the types of potential cybersecurity incidents that pose material risks to your business and operations. Your revised disclosure should consider this prior incident and its severity, the probability of the occurrence and potential magnitude of cybersecurity incident, the adequacy of preventative actions taken to reduce cybersecurity risks and the associated costs, and the
 Ken Kuick
Noodles & Company
September 13, 2019
Page 2
         aspects of your business that give rise to material cybersecurity risks and the potential costs and consequences of such risks. See Item 503(c) of Regulation S-K and the
         Commission Statement and Guidance on Public Company Cybersecurity Disclosures
         dated February 26, 2018.
Form 10-Q for the Fiscal Quarter Ended July 2, 2019

9. Leases, page 13

2. We note your disclosure that some of your leases include rent escalations based on inflation indexes and fair market adjustments and that certain leases include contingent rental provisions that include a fixed base rent plus an additional percentage of the restaurant's sales. We also note that you recognize these subsequent escalations and contingent rental payments as variable lease expenses. Please revise the table at the top of page 14, which details the components of lease costs, to include the disclosure of variable lease expense, as well as short term lease expense. See ASC 842-20-50-4 for guidance.
3. We note your disclosure that as most of the Company's leases do not provide an implicit rate, you used the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. For those leases that do provide an implicit rate, please tell us if you use the implicit rate or incremental borrowing rate in calculating the present value of the lease payments. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.



FirstName LastNameKen Kuick                                     Sincerely,
Comapany NameNoodles & Company
                                                                Division of
Corporation Finance
September 13, 2019 Page 2                                       Office of
Transportation and Leisure
FirstName LastName